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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items


1. RadVision Ltd. Press Release dated April 24, 2000.






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                                                                          ITEM 1

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VTEL                          RADVISION                                     NEWS

VTEL Corporation              RADVision Inc.
108 Wild Basin Road           575 Corporate Drive
Austin, TX 78746              Suite 420
www.vtel.com                  Mahwah, NJ 07430
Tel: 512.437.2700             www.radvision.com
Fax: 512.437.2792             Tel: 201.529.4300
                              Fax: 201.529.3516






Contact:

 Michael Russell,         Karen Gurwitz, Director of  David Seligman, CFO
 Director, IR             Corp. Communications        RADVision, Inc.
 VTEL Corporation         RADVision, Inc.             972.3.645.5446
 (512) 437-2354           201.529.4300, x305          seligman@tlv.radvision.com
 mike_russell@vtel.com    kgurwitz@radvision.com      --------------------------
 ---------------------    ----------------------




               VTEL EXTENDS OEM AGREEMENT WITH RADVISION TO OFFER
               FAMILY OF V2OIP(TM) ENTERPRISE NETWORKING PRODUCTS

                      Addition of RADVision Gateway and MCU

          Provides VTEL Customers with More H.323 Conferencing Choices


     AUSTIN,  Texas/Mahwah,  NJ - April 24, 2000 - VTEL(R) Corporation  (Nasdaq:
VTEL), a leading provider of interactive and Internet-based visual communication products and services, and RADVision Inc. (Nasdaq: RVSN), a leading provider of industry-standard products and technology for real-time voice and video communication over IP, today announced an agreement for VTEL to resell RADVision's family of V2oIP enterprise products, as part of a complete H.323 conferencing solution.

     In the agreement, RADVision will provide VTEL with its market-leading Gateways and MCU (Multipoint Conferencing Unit), enabling VTEL's customers with H.320-compliant videoconferencing systems to collaborate with other first-generation systems as well as with the increasing number of H.323-based users. These products will be available through VTEL next quarter. Under a previous agreement, VTEL is a reseller of RADVision's Video Interface Unit
(VIU), which allows H.320 videoconferencing endpoints to communicate with H.323 devices.

     "Given VTEL's established foothold in the videoconferencing market and breadth of product offerings, and RADVision's position as a market leader in providing proven industry-based standard enabling technologies, it is only natural that we combine forces to provide best-in-class solutions for VTEL's customers," said Gene Wolf, president of RADVision, Inc. "This alliance reflects our

                                     -more-

VTEL Extends OEM Agreement with RADVision...//Page 2


commitment to accelerating the deployment of multimedia communications over IP as a cost-effective, easy-to-use solution for organizations today."

     "This partnership combines RADVision's proven real-time communication over IP technology with VTEL's high-speed videoconferencing networks and enhanced technical services," said Stephen Von Rump, chief executive officer and president of VTEL. "As an OEM for RADVision, we can integrate its standard-setting technology with our systems to give customers more choices for their network connectivity. RADVision is at the vanguard of the IP revolution. Together, we can offer superior products that link transparently to ISDN-based networks and integrate with IP networks and other collaborative multimedia technologies such as video mail and streaming media. Providing this level of connectivity will make it more convenient for customers to deploy videoconferencing systems, which will ultimately drive videoconferencing into the mainstream."

About VTEL

     Based in Austin, Texas, with offices and resellers in 61 countries, VTEL Corporation is a global leader in high technology visual communications products and services. From Internet visual communications software and services to videoconferencing systems and video-networking solutions, VTEL offers customers the most complete range of products and implementation support. VTEL serves customers in the commercial, education, health care and government markets by combining the power of traditional videoconferencing with the vast reach of the Internet.

About RADVision

     RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.


                                     -more-

VTEL Extends OEM Agreement with RADVision...//Page 3


This release may include projections and other forward-looking statements that involve a number of risks and uncertainties and as such, actual results in future periods may differ materially from those currently expected or desired. Some of the factors that could cause actual results to differ materially include rapid changes in technology, changes in customer order patterns or order mix, the ability to collect certain foreign receivables, foreign exchange rate fluctuations, the intensity of competition, the cost and availability of certain key components, the company's ability to manage product transitions and inventory levels, product pricing pressures, sudden or unexpected changes in demand for VTEL's videoconferencing systems, and litigation involving intellectual property and other issues. In addition, notwithstanding the internal control procedures instituted by VTEL, there can be no guarantee that accounting errors will not occur. Additional discussion of these and other risk factors affecting the company's business and prospects is contained in the company's periodic filings with the SEC.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.

                                      # # #

                            All trademarks recognized

V2oIP is a registered trademark of RADVision Ltd.
VTEL is a registered trademark of VTEL Corporation.
VTEL Corporation, 108 Wild Basin Road, Austin, Texas, 78746.
Phone: 512-437-2700, Fax: 512-437-2792.
VTEL Website: http://www.vtel.com




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: April 25, 2000